Liquid Media Engages CORE IR for Investor Relations and Shareholder Communications Services

CORE IR to Support Communications Activities in Conjunction with Ongoing
Corporate Development Activities

VANCOUVER, BRITISH COLUMBIA, July 7, 2022 -- Liquid Media Group Ltd. (“the Company,” “Liquid Media” or “Liquid”) (Nasdaq: YVR) today announces it has retained CORE IR, a leading investor relations, public relations and strategic advisory firm, to assist the Company with investor relations and shareholder communications services.

CORE IR will focus on expanding market awareness for Liquid Media Group, conveying the Company's business model and growth strategies to the institutional and retail investment communities. CORE IR, a boutique Investor and Public Relations and strategic advisory firm, specializes in leveraging the most effective investment, growth and exposure strategies for small to mid-sized publicly traded and privately-held companies through an integrated approach to relationship development and corporate communications.

“We believe CORE IR’s integrated approach to communications will help Liquid Media to expand our breadth of both institutional and retail investors while clearly communicating our story to the public at large,” said Joshua Jackson, Liquid Media Group’s interim CEO. “We have a truly unique story that we feel will continue to be well received as we continue on our growth trajectory.”

“CORE IR is a great fit for Liquid Media Group, as it is already making significant headway in helping to transform its clients communications and stands at the precipice of its corporate development.  We strongly believe in management’s vision and believe our integrated approach to communications will help to expand the Company’s outreach, leveraging our tailored strategies to raising market awareness and engagement with the investment communities, and providing a strategic partnership aimed at helping the Company achieve its communications goals,” added Scott Gordon, president of CORE IR.

About CORE IR

Headquartered in Garden City, New York, CORE IR is comprised of senior market and practice leaders with expertise in Institutional and Retail investor relations and integrated corporate communications and capital markets advisory services. CORE IR provides proprietary integrated Investor and Public Relations Solutions that yield targeted exposure for small to mid-sized companies. For more information, please visit www.coreir.com.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is a business solutions company empowering independent IP creators. Liquid’s end-to-end solution will enable professional video (film/TV and video game) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Additional information is available at www.LiquidMediaGroup.co

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Media Contacts:

Jane Owen

Jane Owen PR

+1 (323) 819-1122

jane@janeowenpr.com